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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-48403



SEC MAIL
RECEIVED
MAR 25 2010
WASH, D.C.
PROCESSING
200
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PERRIN HOLDEN DAVENPORT CAPITAL, CORP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square, Suite 500, New York, NY 10004
(No. and Street)
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Hoffman 212/566-5100
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name - if individual, state last. first. middle name)

120 Broadway	**Suite 940**	**New York**	**NY**	**10271**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Peter Hoffman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perrin, Holden Davenport Capital Corp. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2010



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*


HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

We have audited the accompanying statement of financial condition of Perrin, Holden & Davenport Capital Corp. as of December 31, 2009, and the related statements of operations, changes in stockholders' deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perrin, Holden & Davenport Capital Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule on pages 17-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
March 9, 2010

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets	
Cash and cash equivalents	$ 62,244
Receivable from clearing broker	309,099
Deposit with clearing broker	100,000
Property and equipment - net of accumulated depreciation and amortization of $336,262	52,088
Investments	1
Other assets	83,726
Total Assets	$ 607,158
Liabilities And Stockholders' Deficit	
Liabilities	
Accrued expenses and other liabilities	$ 304,908
Deferred rent	66,720
Liabilities subordinated to claims of general creditors	455,575
Total Liabilities	827,203
Commitments And Contingencies	
Stockholders' Deficit	
Common stock, $0.01 par value, 20,000 shares Authorized, 110.848 shares issued and outstanding	1
Additional paid in capital	190,335
Accumulated deficit	(410,381)
Total Stockholders' Deficit	(220,045)
Total Liabilities And Stockholders' Deficit	$ 607,158

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenue	
Commissions	$ 3,543,656
Fees, rebates and other	583,633
Investment banking	277,700
Interest and dividends	17,812
Total Revenue	4,422,801
Expenses	
Employee compensation and related expenses	1,725,383
Interest expense	4,106
Clearance fees	164,923
Occupancy	266,228
Data and communications	132,219
Regulatory fees	69,004
Professional and consulting fees	109,661
Depreciation and amortization	18,431
Other expenses	2,078,013
Total Expenses	4,567,968
Loss Before Provision For Income Taxes	(145,167)
Provision For Income Taxes	15,368
Net Loss	$ (160,535)

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Stockholders' Deficit December 31, 2008 as previously stated	$ 1	$190,335	$ (219,436)	$ (29,100)
Adjustment to correct error in computing deferred rent			(30,410)	(30,410)
December 31, 2008 as restated	$ 1	$190,335	$ (249,846)	$ (59,510)
Net Loss			(160,535)	(160,535)
Stockholders' Deficit December 31, 2009	$ 1	$190,335	$ (410,381)	$ (220,045)

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2009

Subordinated Liabilities – January 1, 2009	$ 455,575
Increases:	
Issuance of subordinated liabilities	-
Decreases:	
Payment of subordinated liabilities	-
Subordinated Liabilities – December 31, 2009	$ 455,575

The accompanying notes are an integral part of these financial statements.

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows Used In Operating Activities:	
Net loss	$ (160,535)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	18,431
Changes in operating assets and liabilities	
Increase in receivable from clearing broker	(18,194)
Increase in other assets	(56,842)
Increase in accrued liabilities	55,690
Increase in deferred rent	36,310
Net Cash Used In Operating Activities	(125,140)
Cash Flows Provided By Investing Activities:	
Sale of fixed assets	2,610
Net Decrease In Cash And Cash Equivalents	(122,530)
Cash And Cash Equivalents, Beginning of Year	184,774
Cash And Cash Equivalents, End of Year	$ 62,244

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 1,332
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1 -- Organization

Perrin, Holden & Davenport Capital Corp. (the "Company") was incorporated under the laws of the state of New York on February 7, 1995. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged primarily in brokerage, investment advisory services, investment banking, and hence is registered under the rules of the Securities and Exchange Act of 1934. The Company commenced operations on May 1, 1996.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

NOTE 2 – Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts. Interest income is recorded on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market investments. The Company's management considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated life of the assets, generally three to seven years. Leasehold improvements are amortized over the term of the respective lease or the estimated useful lives of the improvements, whichever is shorter.

NOTE 2 – Summary of significant accounting policies (continued)

Deferred rent

The Company leases premises and storage facilities under a lease, which provides for periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

Recently Adopted Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company elected to defer the adoption of the guidance for 2008 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted this guidance on January 1, 2009, on a prospective basis. The adoption of the guidance for fair value measurements did not have a material effect on the accompanying financial statements.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

NOTE 2 – Summary of significant accounting policies (continued)

Recently Adopted Accounting Pronouncements (continued)

ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the financial statements were available to be issued on March 9, 2010.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's financial statements.

NOTE 3 -- Due From Clearing Broker

The Company's clearing operations are provided by one broker. At December 31, 2009 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete those security transactions.

NOTE 4 -- Fair Value Measurements

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance that permits companies to Partially defer the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company elected to defer the adoption of the guidance for 2008 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis and adopted this guidance on January 1, 2009, on a prospective basis. The adoption of the guidance for fair value measurements did not have a material effect on the accompanying financial statements.

NOTE 4 -- Fair Value Measurements (continued)

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. At December 31, 2009, substantially all of the securities owned are restricted securities and have little or no value and are considered to be Level 3. Management, in a prior year wrote down the value of these securities to $1, which is presented on the statement of financial condition.

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

December 31, 2009:	
Securities owned	$ 1
Balance December 31, 2008:	$ 1
Balance December 31, 2009:	$ 1

NOTE 5 -- Property And Equipment

Property and equipment at December 31, 2009 are comprised of the following:

Furniture and fixtures	$ 172,353
Machinery and equipment	201,320
Leasehold improvement	14,677
	388,350
Less: accumulated depreciation and amortization	(336,262)
Property and equipment, net	$ 52,088

NOTE 6 -- Commitments And Contingencies

Lease obligation

At December 31, 2009, the Company is obligated under a lease for office and storage space, which expires on March 13, 2018. The lease provides for minimum monthly rental payments and for escalation operating expenses over base year amounts

Approximate future minimum annual rental payments under the leases are estimated as follows:

Year Ending December 31	
2010	$ 236,089
2011	251,255
2012	260,677
2013	267,276
2014	274,058
2015 and thereafter	977,095
	$ 2,266,450

Rent expense for the year ended December 31, 2009 approximated $266,228.

Litigation

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company. Further, the Company has an "error and omission" policy which provides substantial coverage.

Letter of credit

The Company maintains a collateral account with a financial institution amounting to about $35,000 as security for a letter of credit issued in favor of the landlord relating to its operating lease, which is included in other assets in the statement of financial condition.

NOTE 7 – Prior Period Adjustment

It was determined by management that the method of recording rent expense was not in conformity with GAAP. The effect increased accumulated deficit and deferred rent as of December 31, 2008 by $30,410.

NOTE 8 -- Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $99,715, which was $74,940 in excess of the amount required. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 3.73 to 1.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation pursuant to an agreement between the Company and the clearing broker, which requires, among other things, that the clearing broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

NOTE 9 -- Liabilities Subordinated To Claims Of General Creditors

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under SEC Rule 15c3-1. Borrowings under subordinated agreements expire on December 31, 2012, and bear interest at rates varying from 0% to 1%. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense on these subordinated borrowing amounted to $455,575 during the year ended December 31, 2009.

Borrowings under subordinated agreements expire on December 31, 2012 and bear interest at rates varying from 0% to 1%, as follows:

Expiration Date	Date Interest Rate	Principal Amount
12/31/2012	1%	$ 410,575
12/31/2012	0%	45,000
		$ 455,575

NOTE 10 -- Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
Various States	6,537
New York City	8,831
Total	$ 15,368

The New York City tax provision is based upon an alternative tax calculation involving the add back of salaries to stockholders owning more than 5% of the Company's stock.

As of December 31, 2009, the Company had Federal, New York State and New York City net operating loss carryforwards of approximately $115,000, $96,000 and $81,000 respectively, that will begin to expire in 2027.

As of December 31, 2009, the Company had a New York Liberty Zone Business Employee Credit of $107,385 available to offset future Federal tax liabilities. This credit does not expire.

With few exceptions, the Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before 2006.

NOTE 11 -- Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance –sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 12 -- Concentration of Credit Risk

The Company maintains its cash in financial institutions in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash. Substantially all of the Company's cash is held in accounts at a major financial institution and, therefore, is subject to the credit risk of the financial institution. Substantially all of the Company's due from clearing brokers and securities owned are held at its clearing brokers and are, therefore, subject to the credit risk of the clearing brokers.

NOTE 13 -- Related Party Transactions

As more fully described in Note 9, the Company is indebted for borrowings that are subordinated to the claims of other creditors. $45,000 of the debt is payable to a shareholder of the Company. Under the term of this borrowing, this debt bears interest at 0%.

Supplementary Information

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net Capital	
Total stockholders' deficit	$ (220,045)
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	455,575
Total capital and allowable subordinated Liabilities	235,530
Deductions and/or charges	
Non-allowable assets	(135,815)
Net capital before haircuts on securities positions	99,715
Haircuts on securities positions	-0-
Net Capital	99,715
Minimum net capital requirement	24,775
Excess net capital	$ 74,940
Computation of basic net capital requirement:	
Aggregate Indebtedness	$ 371,628
6-2/3% of aggregate indebtedness	$ 24,775
Statutory minimum net capital required	$ 5,000
Minimum net capital requirement (greater of 6-2/3% of AI or statutory minimum)	$ 24,775
Ratio: aggregate indebtedness to net capital	3.73 to 1

Reconciliation to Net Capital

Net Capital as reported in the Company's unaudited FOCUS Form X-17a-5	$ 176,915
Additional expense accrual	(10,480)
Deferred rent	(66,720)
Net Capital, as computed	$ 99,715

See independent auditors' report.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.

HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

In planning and performing our audit of the financial statements of Perrin, Holden & Davenport Capital Corp. (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
March 9, 2010

HAGAN & BURNS

CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Perrin, Holden & Davenport Capital Corp. (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries, noting no differences;

2. Compared the amounts reported on Form X-17a-5 for the period from April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in he related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
March 9, 2010

SIPC-7T

(29-REV 12/09)

SECL TIES INVESTOR PROTECTION C .PORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048403 FINRA DEC
PERRIN HOLDEN AND DAVENPORT CAPITAL CORP 5*5
ATTN: PETER HOFFMAN
5 HANOVER SQ 5TH FL
NEW YORK NY 10004-2614

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8923

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,287)

Date Paid

C. Less prior overpayment applied (50)

D. Assessment balance due or (overpayment) 5,586

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,586

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,586

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PERRIN HOLDEN + DAVENPORT CAP CORP
(Name of Corporation, Partnership or other organization)

[signature] PETER HOFFMAN
(Authorized Signature)

CFO
(Title)

Dated the 1st day of MARCH, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 3,713,743

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 139,083

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 5367

Enter the greater of line (i) or (ii) — 5367

Total deductions — 144,450

2d. SIPC Net Operating Revenues — $ 3,569,293

2e. General Assessment @ .0025 — $ 8923

(to page 1 but not less than $150 minimum)

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
INDEX
DECEMBER 31, 2009